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Writer's Direct Number (212) 756-2565	Writer's E-mail Address neil.rifkind@srz.com

September 8, 2006

VIA FACSIMILE AND EDGAR

Tangela Richter
Mark Wojciechowski
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NewPage Holding Corporation Form S-4 SEC File No. 333-129343 (the "Registration Statement")

Dear Ms. Richter and Mr. Wojciechowski:

        As discussed, on behalf of our client, NewPage Holding Corporation (the "Registrant"), attached please find changed pages reflecting your comments. The Registrant will include the attached changes in the Rule 424(b) prospectus.

        Please contact the undersigned at (212) 756-2565 with any questions concerning this submission.

Very truly yours,
/s/ Neil C. Rifkind Neil C. Rifkind
cc:	Matthew L. Jesch
NewPage Holding Corporation
Chief Financial Officer and Vice President

Douglas K. Cooper
NewPage Holding Corporation
Vice President, General Counsel and Secretary

Michael R. Littenberg
Schulte Roth & Zabel LLP

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND OTHER PRO FORMA INFORMATION

        The pro forma income statement data set forth below gives effect to the Transactions as if they had occurred on January 1, 2005. The Transactions refer to (i) the Acquisition, which was completed on May 2, 2005 (but was deemed to have been completed on April 30, 2005), (ii) the borrowings under NewPage Corporation's senior secured credit facilities entered into in connection with the Acquisition and the application of the proceeds therefrom, (iii) the issuance by NewPage Corporation of the NewPage Notes, and the application of the proceeds therefrom, (iv) the consummation of the Basket Option Contract, and (v) the issuance of the original notes and the application of the proceeds therefrom. See "Prospectus Summary—The Acquisition and Related Transactions." The pro forma data and other pro forma information are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such date and do not purport to represent what our financial position, results of operations or cash flows might be for any future period. We have not reflected the sale of our carbonless paper business or hydroelectric facilities in the pro forma statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sale of Carbonless Paper Business and Hydroelectric Generating Facilities."

        The Acquisition was accounted for using the purchase method of accounting. Under purchase accounting, the total acquisition consideration for the printing and writing papers business was allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities assumed.

        The unaudited pro forma combined financial data and other pro forma information is presented for informational purposes only and should be read in conjunction with "Selected Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements including the notes thereto included elsewhere in this prospectus.

MeadWestvaco Corporation) for the four months ended April 30, 2005 and as of December 31, 2004 and for each of the two years ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement and the exhibits and schedules thereto. The registration statement and the amendments, exhibits and schedules thereto may be inspected and copied at the SEC's Public Reference Room. Copies of this material may be obtained from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains information regarding registrants, including us, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.